SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) *

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V805

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 8 Pages)

_____________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30162V805	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shay Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 523,801
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 523,801
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,801 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.23%
12.	TYPE OF REPORTING PERSON* CO

(1) Includes 333,500 shares of common stock issuable upon exercise of call options that are currently exercisable.

CUSIP No.	30162V805	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shay Capital Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 523,801
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 523,801
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,801 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.23%
12.	TYPE OF REPORTING PERSON* IA

(1) Includes 333,500 shares of common stock issuable upon exercise of call options that are currently exercisable.

(2) Consists of securities directly beneficially owned by Shay Capital LLC, of which Shay Capital Holdings LLC is the sole manager.

CUSIP No.	30162V805	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Exela Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2701 E. Grauwyler Rd. Irving, TX 75061

Item 2(a).	Name of Person Filing:

Shay Capital LLC Shay Capital Holdings LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is 280 Park Avenue, 5th Floor West, New York, NY 10017.

Item 2(c).	Citizenship:

Shay Capital LLC and Shay Capital Holdings LLC – Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

30162V805

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	30162V805	13G	Page 5 of 8 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  _____________________            ________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Shay Capital LLC – 523,801 Shay Capital Holdings LLC – 523,801

(b)	Percent of class**:

Shay Capital LLC – 8.23% Shay Capital Holdings LLC – 8.23%

(c)	Number of shares as to which such person has**:

(i) Sole power to vote or to direct the vote:

Shay Capital LLC – 523,801 Shay Capital Holdings LLC – 523,801

(ii) Shared power to vote or to direct the vote:

Shay Capital LLC – 0 Shay Capital Holdings LLC – 0

(iii)	Sole power to dispose or to direct the disposition of:

Shay Capital LLC – 523,801 Shay Capital Holdings LLC – 523,801

CUSIP No.	30162V805	13G	Page 6 of 8 Pages

(iv)	Shared power to dispose or to direct the disposition of:

Shay Capital LLC – 0 Shay Capital Holdings LLC – 0

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

CUSIP No.	30162V805	13G	Page 7 of 8 Pages

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No.	30162V805	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHAY CAPITAL LLC

By: Shay Capital Holdings LLC, its Manager

By:  /s/ Elan Foxman

Name: Elan Foxman

Title: Chief Financial Officer

SHAY CAPITAL HOLDINGS LLC

By:  /s/ Elan Foxman

Name: Elan Foxman

Title: Chief Financial Officer

Dated: February 14, 2024

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the common stock of Exela Technologies, Inc. shall be filed on behalf of the undersigned.

SHAY CAPITAL LLC

By: Shay Capital Holdings LLC, its Manager

By: /s/ Elan Foxman

Name: Elan Foxman

Title: Chief Financial Officer

SHAY CAPITAL HOLDINGS LLC

By: /s/ Elan Foxman

Name: Elan Foxman

Title: Chief Financial Officer

Dated: February 14, 2024

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.